May 19, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Joel Parker, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Re:	Foundation Medicine, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 3, 2017

File No. 001-36086

Dear Mr. Parker:

We have received the comment letter dated May 8, 2017 (the “Comment Letter”) of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filing (the “Form 10-K”) made by Foundation Medicine, Inc. (the “Company”). The following represents our response to the Staff’s comment. For your ease of reference, the Company has included the original comment below and has provided its response after the comment.

Form 10-K for the Year Ended December 31, 2016

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue, page 85

1.	Please tell us how you derived your cost of Roche related-party revenue and why it decreased significantly on a percentage of revenue basis from the prior year.

Response:

Cost of revenue generally consists of product specific reagents, product specific consumable lab supplies and shared costs that are allocated to the Company’s molecular information products – its FoundationOne, FoundationOne Heme, FoundationACT and FoundationFocus CDxBRCA tests – either on a direct or indirect basis, resulting in an overall cost for each specific test. The shared costs that are allocated to each test include personnel expenses (comprised of salaries, bonuses, employee benefits and stock-based compensation expenses), depreciation of laboratory equipment and amortization of leasehold improvements, shipping costs, third-party laboratory costs, and certain overhead expenses.

Cost of Roche related-party revenue is derived by taking the cost per test described above and applying it to each of the FoundationOne, FoundationOne Heme and FoundationACT tests processed for Roche. Costs of Roche related-party revenue are associated with performing tests for Roche under both the (i) molecular information platform program within the Company’s R&D Collaboration Agreement with Roche, and (ii) the Company’s Ex-U.S. Commercialization Agreement with Roche. Revenues from tests performed by the Company under the molecular information platform and the Ex-U.S. Commercialization Agreement are recognized in the Related-party revenue from Roche caption within the Company’s Consolidated Statement of Operations and Comprehensive Loss. The Company reported $3.8 million and $2.7 million for the years ended December 31, 2016 and 2015, respectively, for costs of Roche related-party revenue.

The Company informs the Staff that while performing the analysis to respond to the Comment Letter, the Company identified an immaterial misclassification between cost of revenue and cost of Roche related-party revenue in the year ended December 31, 2016. The misclassification was related to presentation disclosure and did not impact total costs of revenue. The misclassification resulted in an understatement of cost of Roche related-party revenue in an amount of $1.2 million and an equivalent overstatement of cost of revenue. The Company evaluated the amount of this misclassification in the context of Staff Accounting Bulletin 99, including the impact on both costs of revenue and costs of Roche related-party revenue and the impact on related margins for both third-party and Roche-related business. In considering those factors, the Company concluded the impact is immaterial from a qualitative and quantitative perspective.

Costs of Roche-related revenue decreased as a percentage of Roche-related revenue during the year ended December 31, 2016, as compared to the year ended December 31, 2015, due to a significant increase in non-testing revenue, including Roche-related milestones and R&D cost reimbursement revenue for the year ended December 31, 2016 as described in more detail in the Form 10-K. Roche-related milestones and R&D cost reimbursement revenue totaled $22.0 million for the year ended December 31, 2016, as compared to $0.3 million for the year ended December 31, 2015.

In future filings, the Company intends to disclose how its cost of Roche related-party revenue is derived.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and subsequent filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and subsequent filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (617) 418-2200 should you have any questions or comments to this response.

Very truly yours,

/s/ Jason Ryan

Jason Ryan Chief Financial Officer
Foundation Medicine, Inc.

cc:	Raj Rajan, Securities and Exchange Commission

Audit Committee, Foundation Medicine, Inc.

Troy Cox, Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Senior Vice President, General Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Arthur R. McGivern, Goodwin Procter LLP

Daniel Lang, Goodwin Procter LLP

Andrew Sage, KPMG LLP